

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2011

<u>Via E-mail</u>
Dr. Jorge Andrade
Chief Executive Officer
Fresh Start Private Management, Inc.
999 N. Tustin Ave., Suite 16
Santa Anna, CA 92705

> **Re: Fresh Start Private Management, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q for the Period Ended June 30, 2011**
> **Filed August 16, 2011**
> **File No. 0-54208**

Dear Dr. Andrade:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Note 1 – Description of Business, page F-6

2. You disclose that you entered into a letter of intent with Fresh Start Private, Inc. in anticipation of a merger. You also indicate that you entered into a definitive agreement on November 22, 2010 with the deal to consummate upon the completion of certified audits for both entities (which was expected to occur in the second quarter of 2011). Please tell us how you considered the need to file an Item 1.01 Form 8-K upon entering into this definitive agreement with Fresh Start Private on November 22, 2010. Please also clarify for us if your November 22, 2010 agreement pertained to merely the acquisition of the Fresh Start Private license (as described on page F-8) or if the agreement represented an agreement to merge with Fresh Start Private, Inc. as a business combination.

Note 3 – Intangible Assets, page F-8

3. For both your Naltrexone Implant license and your Fresh Start Private license, please tell us and revise your disclosures to address the following:
   - Describe how you determined the fair value of your common stock as of October 28, 2010 and November 22, 2010;
   - Explain you determined the fair value of the Naltrexone Implant license as of October 28, 2010 and the Fresh Start Private license as of November 22, 2010;
   - Clarify if these licenses were purchased from related parties or unrelated third parties;
   - If these licenses were purchased from related parties, please describe the procedures you undertook to ensure that the price paid for each of these licenses was the same as the price that would have been paid by an unrelated third party;
   - Explain why the 5,672,250 shares for the Naltrexone Implant have not been issued as of either December 31, 2010 or June 30, 2011; and
   - Clarify why the 5,672,250 shares to be issued in connection with the Naltrexone Implant have been reflected in your Statement of Stockholders' Equity (Deficit) as "common stock subscribed" as of December 31, 2010 while the 16,000,000 shares to be issued in connection with the Fresh Start Private license have not.

Form 10-Q for the Period Ended June 30, 2011

4. Throughout your Form 10-Q, you appear to use the abbreviation FSP to refer to both Fresh Start Private Management, Inc. (a publicly listed entity based in Elk, Washington) and Fresh Start Private, Inc. (a private entity that operates a medical clinic in Orange County, California). For example, in your MD&A on page 5, you refer to the fact that your MD&A should be read in conjunction with information contained in the financial statements of FSP when it appears you intended to refer to the financial statements of FSPM. Similarly, you indicated on page 5 that FSP is a start-up, development stage company incorporated in the State of Nevada on January

28, 2008. However, it appears this description was intended to refer to describe FSPM instead. Please revise to clearly differentiate between the two companies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3769 if you have any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief